Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-113590 on Form S-3 and Nos. 33-35357, 333-104249 and 333-80577, all on Form S-8, of our report dated March 16, 2005, relating to the financial statements of Giant Industries, Inc. and Subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to change in accounting method for the adoption of Statement of Financial Accounting Standards No. 143, “Asset Retirement Obligations” in 2003), our report dated March 16, 2005 relating to the financial statement schedules of the Company, and to our report dated March 16, 2005 relating to management’s report on the effectiveness of internal control over financial reporting, appearing in the Annual Report on Form 10K of the Company for the Year ended December 31, 2004.

/s/ DELOITTE & TOUCHE LLP

Phoenix, Arizona
March 16, 2005